                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                     For the year ended December 31, 2003.

                                       OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from           to           .
                                            ---------    ----------

                         Commission file number 1-12814

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      COLE NATIONAL CORPORATION 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                            Cole National Corporation
                             1925 Enterprise Parkway
                              Twinsburg, Ohio 44087

                              REQUIRED INFORMATION

Financial Statements

         The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 of Form 11-K and in lieu of the requirements of Items 1-3 thereof, the following Plan financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA are included herein:

         Report of Independent Registered Public Accounting Firm,
         Deloitte & Touche LLP

         Statements of Net Assets Available for Benefits

         Statement of Changes in Net Assets Available for Benefits

         Notes to Financial Statements

         Supplemental Schedule

                  Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

Exhibits
--------

23 Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.

32 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         COLE NATIONAL CORPORATION
                                         401(k) PLAN


  June 25, 2004                          By: /s/ Lawrence E. Hyatt
                                             -------------------------------
                                             Lawrence E. Hyatt
                                             Member of the Plan's Investment
                                             Committee

                                  EXHIBIT INDEX


23+ Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.

32o+ Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.




o In accordance with Item 601(b)(32)(ii) of Regulation S-K, this exhibit shall not be deemed "filed" for the purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

+    Filed herewith.

        COLE NATIONAL CORPORATION
        401(K) PLAN

        Financial Statements as of
        December 31, 2003 and 2002 and
        for the Year Ended December 31, 2003,
        Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

COLE NATIONAL CORPORATION 401(K) PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------


                                                                          PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of December 31, 2003 and 2002                                       2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2003                                   3

   Notes to Financial Statements                                           4-9


SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2003                                               11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cole National Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Cole National Corporation 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 18, 2004

COLE NATIONAL CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-----------------------------------------------------------------------------

                                                 2003                 2002
                                             -----------          -----------
ASSETS

  Investments                                $72,617,952          $59,501,281
  Employer contributions receivable              985,159              962,828
                                             -----------          -----------

           Total assets                       73,603,111           60,464,109
                                             -----------          -----------


LIABILITIES

  Corrective distributions payable               214,387               82,849
                                             -----------          -----------

           Total liabilities                     214,387               82,849
                                             -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS            $73,388,724          $60,381,260
                                             ===========          ===========


See notes to financial statements.

COLE NATIONAL CORPORATION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
------------------------------------------------------------------------------

ADDITIONS:
  Investment income:
    Interest                                                  $   913,033
    Investment gains--net appreciation in
      fair value of investments                                 9,695,829

  Contributions:
    Employee                                                    9,530,021
    Employer                                                    1,048,687
                                                              -----------

           Total additions                                     21,187,570
                                                              -----------

DEDUCTIONS:
  Benefits paid to participants                                 7,619,193
  Deemed distributions on defaulted loans                         439,372
  Other                                                           121,541
                                                              -----------

           Total deductions                                     8,180,106
                                                              -----------

NET INCREASE                                                   13,007,464

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year           60,381,260
                                                              -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                $73,388,724
                                                              ===========


See notes to financial statements.

COLE NATIONAL CORPORATION 401(K) PLAN


NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003
------------------------------------------------------------------------------

1.   SUMMARY OF PLAN

     The following description of the Cole National Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL--The Plan, which was adopted on October 1, 1993, is a defined contribution plan covering eligible employees of Cole National Corporation, its subsidiaries and affiliated companies (hereinafter collectively referred to as the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     On March 1, 2002, Cole National merged the Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers and the Cole National Corporation 401(k) Plan for Employees at Former AVC/NuVision Locations into the Cole National Corporation 401(k) Plan.

     ELIGIBILITY--All employees of the Company scheduled to work 18 or more hours per week are eligible to participate in the Plan after completing 90 days of service. Participation may begin as soon as administratively feasible following satisfaction of the eligibility requirements.

     CONTRIBUTIONS--Participants may contribute up to 35% of pretax annual compensation ("Elective Deferral"), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("Rollover Contributions").

     All eligible employees who have attained age 50 prior to the close of the Plan year shall be eligible to make "catch-up contributions" in accordance with, and subject to the limitations of Code Section 414(v). Such "catch-up contributions" shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of Code Sections 402(g) and 415.

     The Company makes a mandatory company-matching contribution equal to 25% of the participants' first 4% of Elective Deferrals. The Company may also make a discretionary matching contribution for each Plan year equal to such dollar amount or percentage of participant Elective Deferrals as determined by the Company's board of directors. There was no discretionary matching contribution for the year ending December 31, 2003.

     Participant and Company contributions are subject to certain limitations imposed by law.

     PARTICIPANTS' ACCOUNTS--Each participant's account is credited with the participant's Elective Deferrals and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations of a Company contribution are based on the ratio of each participant's Elective Deferral for the Plan year to total Elective Deferrals of all participants for the Plan year. Allocations of the Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING--Participants are immediately vested in their Elective Deferrals and Rollover Contributions plus actual earnings thereon. Participants vest in the Company's contribution portion of their accounts, plus actual earnings thereon, at the following rates:

                        1 year of service                25%
                        2 years of service               50%
                        3 years of service               75%
                        4 years of service              100%

     ADMINISTRATION--The administrator of the Plan is the Investment Committee of Cole National Group, Inc.

     INVESTMENT OPTIONS--Upon enrollment in the Plan, a participant may direct the investment of their Elective Deferral contributions in whole percentage increments. The 16 investment options as of December 31, 2003 are as follows:

            Guaranteed Income Fund--The fund invests in a diversified portfolio of fixed income instruments primarily intermediate-term bonds and commercial mortgages within Connecticut General Life Investment Companies general account.

            CIGNA Lifetime Funds--Lifetime 20, Lifetime 30, Lifetime 40, Lifetime 50 and Lifetime 60 are a family of funds each comprised of multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. Each investment objective varies based on the investment time horizon of the individual funds. Each fund contains Small Cap, Mid Cap and Large Cap Stocks, Global/International Stock and Fixed Income securities, the allocation of which varies depending on the individual fund.

            State Street Global Advisors Intermediate Bond Fund--Funds are invested solely in the State Street Global Advisors Intermediate Bond Fund, which is a commingled fund. The fund only invests in investment-grade securities, which historically, have an average credit rating of AA.

            Large Cap Value Fund--The fund invests primarily in U.S. securities with distinct value characteristics.

            Large Cap Growth/Dresdner RCM Fund--The fund invests in large cap companies in rapidly expanding industries such as technology and health care or companies with a high percentage of sales coming from foreign markets.

            Mid Cap Growth/Artisan Partners--The fund invests in medium-sized companies with "franchise" characteristics, such as a proprietary technology, dominant market share, or some other form of sustainable competitive advantage.

            Oakmark Select Fund--The fund primarily invests in a relatively small number of securities, offering risk-tolerant investors unique portfolio diversification opportunities within the equity asset class. The fund invests primarily in a non-diversified portfolio of equity securities.

            Small Cap Growth/TimesSquare Fund--The fund invests primarily in the common and preferred stocks of U.S. companies with market capitalization between $20 million and $3 billion. Focus is placed on growing companies involved in new product development and technological breakthroughs.

            S&P 500 Index Fund--The fund invests in common stocks included in the S&P 500 Index.

            Alliance Technology Fund--The fund invests in securities of companies expected to benefit from technological advances and improvements.

            Strong Advisor Small Cap Value Fund--The fund invests in the common stocks of small companies which portfolio management believes are underpriced relative to the market, based on earnings, cash flow or asset value.

            Templeton Foreign Fund--The fund invests primarily in the equity securities of companies located outside the U.S., including emerging markets.

     In 2003, Cole National Corporation common stock was no longer an investment option of the Plan for new contributions or transfers. Effective December 31, 2004, Cole National Corporation common stock will be eliminated as an investment option of the Plan.

     Participants may change their investment elections daily.

     Company contributions, which are credited to a participant's account, are allocated to the aforementioned investment options based on the participant's election on the date of the Company contribution.

     PARTICIPANT NOTES RECEIVABLE--Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Receivable fund. The maximum term of any loan is for five years, unless used to acquire a principal residence which is then ten years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the Prime Interest Rate quoted in the Wall Street Journal on the first business day of the third month of the calendar quarter before the loan was made plus 1%. Administrative fees associated with such loans are deducted from the participants' accounts that incurred the expense.

     PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or separation from service of the Company, a participant may elect to have the value of the vested interest in his or her account paid as a lump-sum distribution, in installments or rolled over into another qualified plan. Furthermore, a participant may elect to withdraw all or any part of the vested interest in his or her account if, prior to termination of employment, a participant attains the age of 59 1/2 or if a participant incurs a hardship (as defined in the Plan document).

     EXPENSES--All expenses and fees associated with transactions from the Plan are charged against and withdrawn from the participants' accounts. Transactional costs include, but are not limited to, charges incurred for distribution upon termination of employment, withdrawals during employment, loans, and hardship distributions. The Company discretionarily paid approximately $68,642 in administrative expenses for the year ended December 31, 2003.

     FORFEITURES--Forfeitures amounted to approximately $52,591 for the year ended December 31, 2003. Future forfeitures will be used to reduce Company contributions for the respective year. Should participants to whom such forfeitures relate return to the Plan prior to incurring five consecutive one year breaks in service, the Company will increase the contributions to the Plan in an amount necessary to reinstate such forfeited amounts if the employee repays to the Plan the amount of any prior distribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting.

     VALUATION OF INVESTMENTS--Assets of the Plan are held in trust by CIGNA Bank & Trust Company, FSB (the "Trustee") whereby the Trustee acts as custodian of the Plan's investment portfolio. Retirement services offered by former affiliates of The CIGNA Corporation were acquired by Prudential Financial, Inc. on April 1, 2004.

     The Plan's investments in pooled separate accounts are stated at fair value. The fair values of the Plan's units of participation are based on the quoted redemption value of such units on the last business day of the Plan year.

     The Guaranteed Income Fund, an unallocated insurance contract, is stated at the contract value (contributions plus interest earned) of the fund. Both the average yield and crediting interest rate were approximately 4.05% in 2003. The crediting interest rate is based upon the Plan assets and prevailing market rates. Management believes contract value approximates fair value.

     Participant notes receivable are stated at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     CONTRIBUTIONS AND PAYMENT OF BENEFITS--Participant contributions are recognized at the payroll withholding date. Benefit payments to participants are recorded upon distribution.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   INFORMATION FURNISHED BY TRUSTEE

     Under the Plan agreement, the Trustee holds all investment assets, executes all investment transactions and distributes funds to the Plan participants in accordance with the Plan document. The financial statements have been prepared from investment information and related activity certified as complete and accurate and furnished by the Trustee.

4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds or a common trust managed by CIGNA Bank & Trust Company, FSB ("CIGNA"). CIGNA is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Retirement services offered by former affiliates of The CIGNA Corporation were acquired by Prudential Financial, Inc. on April 1, 2004.

5.   INVESTMENTS

     The following table presents the fair values of investments, as determined by the Plan Trustee, representing 5% or more of the Plan's assets as of December 31, 2003 and 2002:

                                                                            DECEMBER 31,
                                                                  --------------------------------
                                                                     2003                 2002
                                                                  -----------          -----------
     Guaranteed Income Fund                                       $19,176,847          $17,677,860
     Large Cap Growth/Dresdner RCM Fund                             5,768,320            4,320,118
     S&P 500 Index Fund                                            10,991,115            8,651,107
     CIGNA Lifetime 50 Fund                                         6,398,178            5,579,293
     Large Cap Value Fund/Wellington Management                     9,784,013            7,982,991
     State Street Global Advisors Intermediate Bond Fund            6,765,676            6,713,663

6.   TAX STATUS

     The Plan obtained a determination letter on April 26, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.   LUXOTTICA MERGER AGREEMENT

     On January 23, 2004, the Company and Luxottica Group S.p.A. ("Luxottica") entered into a merger agreement (the "Luxottica merger") pursuant to which the Company would become a subsidiary of Luxottica. Under the agreement, Luxottica will acquire all of the outstanding shares of the Company in a merger for a cash purchase price of $22.50 per share, together with the purchase of all outstanding options and similar equity rights at the same price per share, less their respective exercise price. The Luxottica merger is subject to approval by the holders of a majority of the outstanding shares of the Company's common stock and the satisfaction of other customary conditions, including compliance with applicable antitrust clearance requirements.

     On April 15, 2004, the Company received an unsolicited, non-binding offer from Moulin International Holdings Limited ("Moulin") to acquire the Company in a merger at a price of $25.00 per share in cash. The offer was subject to, among other things, the execution of definitive agreements, approval by the Company's stockholders, receipt of regulatory approvals and other customary conditions.

     On May 12, 2004, the Company was informed by Moulin that one of Moulin's financing sources was not prepared to provide senior debt financing on the terms originally proposed which were contemplated in Moulin's acquisition proposal. Moulin advised the Company that HAL and Moulin's mezzanine financing source were willing to proceed with the transaction on the basis of the terms originally proposed and that Moulin was continuing to evaluate alternatives, which could allow Moulin's proposal to proceed.

     On June 1, 2004 the Company's Board of Directors unanimously approved an amendment to the Luxottica merger agreement, and set July 20, 2004 as the date of its annual meeting of stockholders to consider the Luxottica merger agreement, as amended, and elect the Company's directors. Under the amendment to the Luxottica merger agreement, which was entered into on June 2, 2004, the original $22.50 per share cash merger consideration would be increased by an amount equal to 4% per annum from the date on which the Company's stockholders approve the Luxottica merger agreement, as amended, through the closing date of the Luxottica merger, if the Luxottica merger agreement is approved at the annual meeting of stockholders on July 20, 2004. No other change was made to the Luxottica merger agreement in connection with the amendment. The Company's Board of Directors has reaffirmed its recommendation of the Luxottica merger agreement, as amended. The Luxottica merger agreement, as amended, is subject to approval by the Company's stockholders, receipt of regulatory approvals and other customary conditions. The Luxottica merger is expected to close in the second half of 2004.


                                     ******

                              SUPPLEMENTAL SCHEDULE

COLE NATIONAL CORPORATION 401(K) PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-1744334--PLAN NO. 003
DECEMBER 31, 2003
-------------------------------------------------------------------------------

                                                                                            CONTRACT OR
                                                                                               MARKET
                                           ISSUER                                              VALUE
         -------------------------------------------------------------------------          -----------
         SHORT-TERM SECURITIES:
      *    Guaranteed Income Fund                                                           $19,176,847

         COMMON STOCK:
      *    Cole National Corporation Common Stock                                             1,114,980

         MUTUAL FUNDS:
           Mid Cap Growth/Artisan Partners                                                    1,052,182
           Oakmark Select                                                                     1,842,430
           Small Cap Growth/TimesSquare                                                         870,803
           Strong Advisor Small Cap Value                                                     1,843,002
           Large Cap Growth/Desdner RCM                                                       5,768,320
           Templeton Foreign                                                                  1,879,065
           State Street Global Advisors Intermediate Bond                                     6,765,676
           S&P 500 Index                                                                     10,991,115
           Alliance Technology                                                                  819,131
           Large Cap Value                                                                    9,784,013
           CIGNA Lifetime 20                                                                    284,436
           CIGNA Lifetime 30                                                                    473,600
           CIGNA Lifetime 40                                                                    663,397
           CIGNA Lifetime 50                                                                  6,398,178
           CIGNA Lifetime 60                                                                     87,636
                                                                                            -----------

                    Total mutual funds                                                       49,522,984

         *  Participant notes receivable (interest rates ranging from 7% to 10.5%)            2,803,141
                                                                                            -----------

         TOTAL INVESTMENTS                                                                  $72,617,952
                                                                                            ===========


         *  Represents a party-in-interest transaction